Exhibit 99.8

FORM OF

NOTICE OF IMPORTANT TAX INFORMATION

EARGO, INC.

This notice is provided in connection with the prospectus of EARGO, INC. (the “Company”), dated             , 2022.

Under the U.S. federal income tax laws, dividends (including constructive dividends) that may be paid by the Company in respect of the shares of common stock (“Common Stock”) acquired through the exercise of the rights may be subject to backup withholding. Generally, such payments will be subject to backup withholding unless the holder (i) is exempt from backup withholding and timely and properly establishes an exemption from backup withholding or (ii) furnishes the payer with its correct taxpayer identification number (“TIN”) and certifies, under penalties of perjury, that the number provided is correct and provides certain other certifications. Each holder that exercises rights and wants to avoid backup withholding must, unless an exemption applies, provide the subscription agent, as the Company’s agent in respect of the exercised rights, with such holder’s correct TIN and certain other certifications by completing an Internal Revenue Service (“IRS”) Form W-9. A copy of IRS Form W-9 may be obtained from the subscription agent or the IRS website (http://www.irs.gov). A holder that exercises rights is required to give the subscription agent the TIN of the record owner of such rights. If such record owner is an individual, the TIN is generally the taxpayer’s social security number. For most entities, the TIN is the employer identification number. If the rights are in more than one name or are not in the name of the actual owner, consult the IRS Form W-9 for additional guidelines on which number to report. If the subscription agent is not provided with the correct TIN in connection with such payments, the holder may be subject to a penalty imposed by the IRS.

Certain holders (including, among others, certain corporations and foreign persons) are not subject to these backup withholding rules. In general, in order for a holder that is a “U.S. person” for U.S. federal income tax purposes to qualify as an exempt recipient, that holder must timely submit a properly completed IRS Form W-9 attesting to such holder’s exempt status. See the IRS Form W-9 for additional instructions. In general, in order for a holder that is not a “U.S. person” for U.S. federal income tax purposes to qualify as an exempt recipient, that holder must timely submit a properly completed IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate IRS Form W-8, signed under the penalties of perjury, attesting to such holder’s foreign status. Such IRS Form W-8BEN, IRS Form W-8BEN-E or other IRS Form W-8 may be obtained from the subscription agent or the IRS website (http://www.irs.gov). Although a foreign holder may be exempt from backup withholding, payments of dividends may be subject to withholding tax, currently at a 30% rate (or such lower rate specified by an applicable income tax treaty) or withholding tax at a rate of 30% under FATCA unless an exemption from FATCA withholding is certified. Holders are urged to consult their own tax advisors to determine whether they are exempt from withholding and reporting requirements.

If backup withholding applies, the Company or the subscription agent, as the case may be, will be required to withhold (currently at a 24% rate) on any reportable payments made to a holder that exercises rights. Backup withholding is not an additional tax. Rather, the amount of backup withholding can be credited against the U.S. federal income tax liability of the holder subject to backup withholding, provided that the required information is timely provided to the IRS. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely provided to the IRS.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE BACKUP WITHHOLDING RULES TO THEM.